American Growth Fund, Inc.
1917 Market Street
Denver, CO 80202
800-525-2406
303-626-0600
303-626-0614 Fax



January 26, 2011


Ed Bartz
Securities and Exchange Commission


Re: Changes to the Registration Statement of the American Growth Fund Series
    Two.


Dear Mr. Bartz:

	Thank you for taking the time to speak with me this past Friday. Your input and counsel is very much appreciated. As requested, below are the changes made to the registration statement of the American Growth Fund Series
Two.
	Pursuant to Rule 481 the American Growth Fund ("Fund") has added the following language to its prospectus cover. "The Securities and Exchange Commission has not approved or disapproved these securities or passed upon the adequacy of this prospectus, and any representation to the contrary is a criminal offense."
	In order to better represent the cover of the Fund's prospectus we have added additional white space.
	The ticker symbols "AMREX" and "AMRFX" have been added to the prospectus cover.
	The Maximum Deferred Sales Charge for Class E has been changed to 1%. Pursuant to N-1A Instruction Item 3.6(a) the Fund has added footnote reference "(c)" to "Other Expenses" as well as footnote (c) which states "'Other Expenses' are based on estimated amounts for the current fiscal year."
	Under Portfolio Turnover, the Fund has deleted the line "During the most recent fiscal year, the Fund's portfolio turnover rate was 8% of the average value of its portfolio."
	Convertible Security Risk had been added to Principal Risks of Investing in the Fund.
	"Income only becomes a Fund objective when it is in a temporary, defensive position" has been removed from What is the Fund's Investment Objective section.
	Under the heading How does the Fund implement its investment objective, the Fund has added the word "principal" to "In attempting to achieve its principal investment objective....."
	In the same section, investing in foreign securities is not a principal strategy and has been noted as such.
	In the Annual Fund Operating Expenses section, all information was removed except for the Expense Ratio estimates. The only word removed from the remaining sentence was "indirectly".
	Under Portfolio Manager the Fund has added language to clarify the Mr. Brody's past 5 years responsibilities were for the American Growth Fund Series One portfolio and also, as discussed, states that Series One is a separate portfolio.
	Under Distribution Arrangements, Sales Charges, "You can choose from a number of share classes....." has been changed to "You can choose from two share classes....."
	Also under Distribution Arrangements "Class E shares generally are not subject....." has been changed to "Class E shares are not subject....."
	On the back cover of the prospectus a statement that the SAI is incorporated by reference was added.
	Concerning the Statement of Additional Information, the Fund has reworked the cover to better mirror the cover of the Prospectus.
	Also the Fund has removed both sentences in the Portfolio Turnover section of the SAI and has replaced them with "The Fund will disclose portfolio turnover following the completion of a full fiscal year once that data is available."
	Compensation for the board of directors found on page 9 of the SAI has been removed in part and modified to reflect future payments.
	Additionally the Fund did correct a couple of spelling errors found. Not included in the SAI, but requested to be clarified in this letter by the SEC Staff, was how compensation to the board would be divided between Series One and Series Two. The Fund will divide compensation to the board by using the Total Net Assets of the individual series as of closing on day of each meeting.
	Additionally the question was raised by the SEC Staff if World Capital Advisors is a sub-advisor to Series Two. The Fund's legal counsel has advised Fund Management that, since the WCA employees who will be assisting Investment Research Corporation in managing the securities portfolio of Series Two will be doing so in the capacity of employees of IRC, WCA will not be acting as a sub-advisor for Series Two. It must be emphasized that WCA as a separate entity will play absolutely no role in managing the security portfolio of Series Two.
	Please feel free to contact me anytime if you should have any additional questions or comments.



Regards,

/s/ Michael L. Gaughan
Michael L. Gaughan
Corporate Secretary
American Growth Fund, Inc.